Exhibit 3.355

CERTIFICATE OF FORMATION

OF

TX-8001 JOHN CARPENTER FREEWAY, LLC

This Certificate of Formation of TX-8001 John Carpenter Freeway, LLC (the “Company”), dated December 3, 2012, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company pursuant to the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et. seq.)

FIRST. The name of the limited liability company formed hereby is:

TX-8001 John Carpenter Freeway, LLC

SECOND. The address of the registered office of the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, New Castle County. The name of the registered agent of the Company for the service of process at such address is Corporation Service Company.

* * * * * *

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

By:	/s/ David P. Eldersveld
David P. Eldersveld
Authorized Person